August 30, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Antero Resources Corporation

Amendment No. 1 to Registration Statement on Form S-1
Filed July 30, 2013
File No. 333-189284

Ladies and Gentlemen:

Set forth below are the responses of Antero Resources Corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 16, 2013, with respect to the Amendment No. 1 to Registration Statement on Form S-1, File No. 333-189284, filed with the Commission on July 30, 2013 (the “Registration Statement”). As discussed with the Staff, on August 23, 2013, we previously provided certain information responsive to Comments 17, 18, 19 and 20 in a separate letter (the “Supplemental Letter”) to the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Registration Statement on Form S-1

General

1.             We note recent press articles about recent accidents and fatalities in your West Virginia operations. Tell us what consideration you have given to provide disclosure about these events in your prospectus.

Securities and Exchange Commission

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that, as of the date hereof, there have been no lawsuits filed with respect to the incident that occurred on July 7, 2013. However, we do expect that we will be named in lawsuits in the future. We have submitted notice of the incident to our insurance company, and our insurance company has accepted the notice and provided defense counsel for any potential claims that may arise in the future. After review with our legal counsel and insurance advisors, we believe we have adequate insurance coverage for any payments that we may owe as a result of such claims. Further, although we have updated our operational procedures, none of these updates are expected to add significant costs to our operations. Therefore, we believe any potential financial exposure to us, either through litigation or changes in our operating procedures, would be immaterial, and thus we respectfully submit that our current disclosure in the Registration Statement is sufficient.

Prospectus Summary, page 1

Reserves, page 3

2.             The disclosure of your probable and possible reserves on pages 89, 90 and 92 in the Registration Statement on Form F-1 as amended on July 30, 2013 is limited to the total reserve quantity presented by individual product type. We re-issue prior comment 11 in our letter of July 12, 2013, in part, as your tabular disclosure does not fulfill the presentation requirements set forth in Regulation S-K. Please expand your disclosure of probable and possible reserves to include a tabulation of the developed and undeveloped reserve quantities by individual product type as required by Items 1202(a)(2)(iv-vii) of Regulation S-K. Furthermore, expand your presentation on pages 4 and 5 to include the proportions of developed probable and possible reserves in a manner comparable to the disclosure of your proved developed reserves.

RESPONSE:

We acknowledge the Staff’s comment and respectfully note that we have not booked any developed probable or possible reserves. Accordingly, all of our probable and possible reserves are classified as undeveloped. We have revised our disclosure to include footnotes where appropriate to note that point. Please see pages 4, 5, 6, 98, 99, 100, 101, 103 and 104.

3.             Please expand the disclosure relating to the tabular presentation of reserves and PV-10 on pages 4 and 5 and elsewhere on pages 89, 90 and 92 to provide a cautionary statement to prospective investors regarding different levels of uncertainty relating to the probable and possible reserves and PV-10 as presented. Your statement for example should indicate the reserves and PV-10 relating to the different categories of proved, probable and possible have not been adjusted for risk due to their uncertainty of recovery and thus are not comparable and should not be summed into total amounts.

Securities and Exchange Commission

RESPONSE:

We acknowledge the Staff’s comment and have expanded our disclosure to provide a cautionary statement regarding different levels of uncertainty relating to the probable and possible reserves and PV-10 as presented. Please see pages 4, 5, 6, 22, 99, 101 and 104.

4.             We note your response to prior comment 10 in our letter dated July 12, 2013. Please revise to provide additional disclosure explaining the relevance and usefulness of PV-10 measures presented in your filing that are not calculated in a manner consistent with the standardized measure of discounted future net cash flows. Your revised disclosure should also include a clear discussion of the risks associated with these PV-10 measures (e.g., address the degree of certainty regarding underlying cash flows for non-proved reserves) and should provide a discussion of the assumptions used by management in calculating these measures. In addition, explain the limitations with regard to the comparability of PV-10 measures presented for non-proved reserves and for reserves calculated using alternate pricing scenarios.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to provide a discussion of the risks associated with the disclosed PV-10 measures and the assumptions used by management in calculating such measures. Additionally, we have revised our disclosure to include the limitations on comparability of the various PV-10 measures presented. Please see pages 4, 5, 6, 22, 99, 101 and 104.

Midstream Infrastructure, page 6

5.             Your response to prior comment 17 in our letter of July 12, 2013, in part, states the reserves estimates and calculations of PV-10 as of June 30, 2013 incorporate projected cost reductions related to the installation of the water pipeline system; whereas, the project was not deemed sufficiently certain to warrant adjustments in your December 31, 2012 estimates.

6.             Please tell us why you believe the capital expenditure amounts, the projected estimate of a $600,000 cost reduction to the completion cost per horizontal well and the in-service date are sufficiently certain to warrant adjustments to your June 30, 2013 reserves and PV-10 estimates.

7.             Also clarify if the project as of June 30, 2013 has been subjected to and received a final investment decision and sanction by Company management and partners, if applicable, and received the necessary regulatory permits and approvals to install and operate the proposed system.

Securities and Exchange Commission

RESPONSE:

We acknowledge the Staff’s comments and note that, as discussed with the Staff, this response addresses Comments 5, 6 and 7 collectively. Our planned water pipeline system consists of pipelines, pumps and water storage facilities that are designed to significantly reduce the volume of water that is transported by trucks for our operations. Funds were allocated in the budget at the beginning of 2013, and a significant portion of our 2013 budget has already been spent. The initial segment of the water pipeline system has been placed in service; the remaining segments of the system will be completed at various stages through 2023.

Since the beginning of 2013, we have been engaged in permitting, purchasing equipment, and installing various portions of the water pipeline system. As such, certainty has been gained in both the estimated capital expenditure amounts necessary to install the full system and the expected in-service dates for the various segments of the system.

Roughly 90% of the water required to complete 21 of our wells during the first half of 2013 was sourced using portions of the water pipeline system. A cost analysis of those 21 wells, which represent approximately 30% of completed wells during that time, confirms our expected per-well cost savings of up to $600,000. We expect that approximately 90% of our planned 2014 wells will be similarly sourced by the system.

In summary, our progress in planning, permitting and constructing our water pipeline system, as well as our realized cost reduction on the 21 wells that received water from the infrastructure in the first half of 2013, has provided sufficient certainty to warrant adjustments to our June 30, 2013 reserves and PV-10 estimates.

Finally, we confirm that the water pipeline system has received a final investment decision and has been approved by our management and Board of Directors. Additionally, we have received all necessary water withdrawal permits and all necessary construction permits for the segment of the water pipeline system scheduled for completion in 2013. We anticipate receiving all additional construction permits as they become necessary through the various construction stages.

Business Strengths, page 7

8.             We note your response to comment 19 in our letter dated July 12, 2013 and the related revisions in your filing. Please enhance your disclosure in this section to specify, as you do on page 28, that “48% and 80% of [y]our natural gas leases related to [y]our Marcellus and Utica acreage, respectively, require [you] to drill wells that are commercially productive, and if [you] are unsuccessful in drilling such wells, [you] could lose [y]our rights under such leases.”

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure in our Business Strengths to include the percentages of our natural gas leases that require us to produce in commercially viable quantities. Please see pages 9 and 94.

Securities and Exchange Commission

Summary Reserve Data, page 19

9.             Please expand the disclosure on page 19 to state the percentage of total proved reserves audited by a third party as of June 30, 2013, December 31, 2012 and December 31, 2011. Also expand this table to present the percentages audited for the period ending June 30, 2012 in addition to those audited for the period ending December 31, 2012.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to state the percentage of total proved reserves audited by our independent reserve engineers as of the relevant dates. Please see pages 21 and 97. We respectfully note that we have not presented reserves as of June 30, 2012.

Selected Historical Consolidated Financial Data, page 50

10.          We note your response to prior comment 24 in our letter dated July 12, 2013. Your response states that realized gains and losses on commodity derivative contracts represent a cash gain or loss. In addition, your response states that the exclusion of unrealized gains and losses on commodity derivative contracts from EBITDAX is consistent with management’s intention to illustrate your performance without giving effect to non-cash items. Please revise your reconciliation to replace the line item captioned “unrealized gains/losses on commodity derivative contracts” with two separate line items: one for the total commodity derivative gains/losses reported in your statements of operations and another for the net cash receipts/payments for derivatives settled during the period.

RESPONSE:

We acknowledge the Staff’s comment and respectfully submit that our reconciliation of net income or loss to EBITDAX, as defined in the Registration Statement, is clearly and readily understandable in its current form, has been presented in accordance with Regulation G and Item 10(e) of Regulation S-K and is useful in analyzing our performance considering our economic hedging policy. We have a practice of economically hedging the prices we will receive for a portion of our estimated future production for five to six years in the future. We use forward swaps to implement our hedging program. We do not elect to use hedge accounting for these economic hedges and record the cash settlement of hedges as realized gains or losses on commodity derivative instruments and record the periodic change in the fair value of unsettled commodity derivative instruments as unrealized gains or losses on commodity derivative contracts. The realized and unrealized gains or losses are combined as one line item on our statement of operations in the revenue section. Under ASC 820-10-50-2, we are required to disclose separately the realized gains and losses and unrealized gains and losses on these derivative contracts. We have presented the unrealized gains or losses on unsettled commodity instruments on the face of our income statement (parenthetically in the realized and unrealized gain or loss line item in the revenue section) to enhance the transparency or our disclosures, because periodic changes in the fair value of these contracts do not relate to production reported in the current period. Realized and unrealized gains and losses are also set forth in a note to our financial statements. We adjust net income (loss) by unrealized gains or losses on commodity derivative instruments to arrive at EBITDAX. The amounts used in the reconciliation are the same amounts that are set forth in the parenthetical disclosure on the face of the income statement or, in the case of unrealized gains or losses on commodity derivative instruments related to discontinued operations, in a note to the financial statements. Therefore, the unrealized gain or loss amount that is used to adjust net income (loss) to arrive at EBITDAX can be agreed directly to a GAAP measure in the financial statements. By recording this single adjustment, only cash settlements on commodity derivatives are reflected in EBITDAX. We believe that presenting this adjustment as two separate adjustments is confusing and does not provide an investor with any additional financial information. Importantly, the adjustment for unrealized gains or losses on commodity derivative instruments that are presented in the Registration Statement is identical to the adjustment that is made to net income (loss) to arrive at EBITDAX for purposes of calculating compliance with the financial covenants contained in our Senior Credit Facility.

We have reviewed Non-GAAP reconciliations for several other companies and our reconciliation in its current form is comparable and consistent with the manner in which other companies adjust net income (loss) to arrive at their Non-GAAP measures of performance.

11.          We note that you refer to realized gains / losses and unrealized gains / losses on commodity derivative contracts in various sections of your registration statements (e.g., management’s discussion and analysis). Because you do not designate these derivatives as accounting hedges, please revise to provide a discussion of the total periodic gain or loss recognized under GAAP, supplemented with disclosure of the cash effects of settlements. Alternatively, describe how the realized and unrealized gains / losses are calculated in a manner that is consistent with FASB ASC 815-10-35-2 (i.e., reflect only the periodic change in value recognized under GAAP).

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to describe how our realized and unrealized gains and losses on commodity derivative contracts are calculated in

Securities and Exchange Commission

a manner that is consistent with FASB ASC 815-10-35-2. Please see pages 58, 69, 73, and 84.

Business, page 78

Reserves Data, page 88

12.          Please reinstate the table previously disclosed on page 89 of the Registration Statement on Form S-1 summarizing the percentage of proved, probable and possible reserves audited or tell us why you removed that table.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to state the percentage of total proved, probable and possible reserves audited by our independent reserve engineers as of the relevant dates. Please see pages 21 and 97.

13.          The tabular disclosure of your proved reserves on pages 89, 90 and 92 in the Registration Statement on Form F-1 as amended on July 30, 2013 does not fulfill the presentation requirements set forth in Item 1202(a)(2)(ii) of Regulation S-K. Please expand your disclosure to include the proved undeveloped reserve quantities.

RESPONSE:

We acknowledge the Staff’s comment and have expanded our disclosure to include the proved undeveloped reserve quantities. Please see pages 98, 100 and 103.

Price Sensitivity, page 91

14.          We acknowledge your response to prior comment 30 in our letter of July 12, 2013. Please expand the disclosure on page 91 in the Registration Statement on Form F-1 as amended on July 30, 2013 to provide an annual schedule of the oil, condensate, and NGL prices and the natural gas prices per MMBtu from 2013 to 2017 and thereafter based on the Wells Fargo Commodities Indicative Pricing Sheet. Please provide these prices before adjustment for gathering, processing, compression and other such costs and note this as part of the disclosure. Also explain as part of the expanded disclosure that the sensitivity analysis is limited to changes in prices and does not include changes to costs or the number of locations evaluated. Such clarification is required to fulfill the disclosure requirements set forth in Items 1202(b)(2) and 1202(b)(3) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to provide oil, condensate and NGL prices and natural gas prices per MMBtu based on the Wells Fargo Commodities Indicative Pricing Sheet on a pre-adjustment basis. Please see page 105. Additionally, we have noted in our disclosure that our sensitivity analysis is limited to changes in prices and does not include changes to costs or the number of locations evaluated. Please see page 102.

Securities and Exchange Commission

Proved Undeveloped Reserves, page 96

15.          We acknowledge the revision to the tabular presentation of the changes in proved undeveloped reserves on page 96 in the Registration Statement on Form F-1 as amended on July 30, 2013 to include the amount converted into proved developed reserves. However, the amount is shown as additive to the December 31, 2011 opening amount rather than as a reduction. Therefore, if the amounts converted are considered as transferred out of proved undeveloped or a negative amount, the numerical summation of the changes shown in the table does not reconcile to the difference between the opening December 31, 2011 and closing December 31, 2012 proved undeveloped reserves. Please advise or revise your disclosure of the changes in proved undeveloped reserves.

RESPONSE:

We acknowledge the Staff’s comment and have revised our tabular presentation of the amount converted into proved developed reserves during the six months ended June 30, 2013. Please see page 104.

Preparation of Reserve Estimates, page 96

16.          We see your revisions to prior comment 33, specifically your reference to “petroleum engineering and evaluation principles established by the Society of Petroleum Evaluation Engineers.” While we are aware of the SPEE’s “Guidelines for Application of the Petroleum Resources Management System,” we are not aware of a list of “principles” established by the SPEE. We reiterate prior comment 33.

RESPONSE:

We acknowledge the Staff’s comment and respectfully refer the Staff to each of the reports of DeGolyer and MacNaughton filed as exhibits to the Registration Statement, which state that the reserves in such report “were prepared by the use of appropriate geological and engineering methods that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled ‘Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revisions as of February 19, 2007’” (the “SPE Standards”). Accordingly, we have revised our disclosure to refer to the SPE Standards rather than SPE principles. Please see page 108.

Methodology Used to Apply Reserve Definitions, page 97

17.          We re-issue prior comment 34 in our letter of July 12, 2013, in part, as your response does not provide the supporting technical data for booking probable locations within a three-mile radius of existing Marcellus Shale production. We note your explanation for why you do not believe there are any constraints on the lateral distance with regards to assigning possible locations on your acreage in the Marcellus Shale. Please provide us with an annotated map with a bar scale to indicate lateral distances depicting the location of the existing producing horizontal or vertical Marcellus Shale

Securities and Exchange Commission

wells and any dry holes within the formation on your acreage and those producing wells and dry holes on the acreage immediately offsetting your acreage.

RESPONSE:

We acknowledge the Staff’s comment and note that we have provided our response in the Supplemental Letter.

18.          We re-issue prior comment 34 in our letter of July 12, 2013, in part, to clarify that your probable locations in the Utica Shale are also assigned within a three-mile radius of existing Utica Shale production and that your possible locations are not constrained by any lateral distance. As part of your response, please provide us with supporting technical data for your assumptions. Also provide us with an annotated map with a bar scale to indicate lateral distances depicting the location of the existing producing horizontal or vertical Utica Shale wells and any dry holes within the formation on your acreage and those producing wells and dry holes on the acreage immediately offsetting your acreage.

RESPONSE:

We acknowledge the Staff’s comment and note that we have provided our response in the Supplemental Letter.

19.          Please tell us whether your proved developed producing reserves for the Marcellus Shale and for the Utica Shale as of June 30, 2013 are deterministic estimates and the extent to which these estimates are based on one or more type curves for the subject formation or relies on, or is supported by, other methods such as volumetric calculations, reservoir simulation and/or probabilistic methods.

RESPONSE:

We acknowledge the Staff’s comment and note that we have provided our response in the Supplemental Letter.

20.          Please provide us with:

•              A one-line summary by formation in spread sheet format of the gross estimated ultimate recoverable quantities in Bcfe, the average Btu content and total lateral length of the completion as of June 30, 2013 for each proved producing horizontal well in the Marcellus Shale and in the Utica Shale;

•              A one-line summary by formation in spread sheet format of the gross estimated ultimate recoverable quantities in Bcfe, the average Btu content and proposed total lateral length of the completion as of June 30, 2013 for each proved, probable and possible location in the Marcellus Shale and in the Utica Shale;

Securities and Exchange Commission

•              The rate/time plots (in Adobe PDF format) for each of the three largest proved developed producing wells and for each of the three largest proved undeveloped locations in the Marcellus Shale and in the Utica Shale (12 entities in all). Please ensure that the decline parameters, EURs and historical production and forecast projection are presented on the rate/time plots.

You may furnish these materials on digital media such as a flash drive or compact disk. Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission, Attn: John E. Hodgin

100 F Street NE

Washington, DC 20549-628

RESPONSE:

We acknowledge the Staff’s comment and note that we have provided our response in the Supplemental Letter.

Identification of Potential Well Locations, page 98

21.          Please advise or revise the disclosure to remove the second and third bullet points under the section entitled “our identified potential well locations include.” These statements do not appear to be applicable due to revising the table on page 6 to remove the “other” locations.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to remove the second and third bullet points. Please see page 109.

Certain Relationships and Related Party Transactions, page 119

Antero Midstream, page 119

22.          We note your response to prior comment 42 in our letter dated July 12, 2013. Please provide us with additional information regarding the rights of Antero Resources Midstream Management LLC to cause an initial public offering of Antero Resources Midstream, LLC. For example, tell us whether Antero Resources Midstream Management LLC has the unilateral ability to initiate an initial public offering of Antero Resources Midstream, LLC. In addition, please tell us about the consent rights of Antero Resources Midstream Management LLC.

RESPONSE:

We acknowledge the Staff’s comment and respectfully direct the Staff’s attention to pages 132 and 133 of Amendment No. 2, which details the rights afforded to Antero Resources Midstream Management LLC (“Midstream Management”) by virtue of its ownership of the special

Securities and Exchange Commission

membership interest in Antero Resources Midstream LLC (“Antero Midstream”). Specifically, the special membership interest entitles Midstream Management to cause, in its sole discretion, an initial public offering of Antero Midstream through a master limited partnership or similar structure. Following any such initial public offering, the special membership interest will convert into a non-economic general partner interest and incentive distribution rights in Antero Midstream. Finally, without the prior written consent of Midstream Management, (a) Antero Resources Corporation may not sell, transfer or otherwise dispose of its interest in Antero Midstream or its midstream assets and (b) Antero Midstream may not amend or modify any agreement with Antero Resources Corporation.

We also note for the Staff that we will file the form of limited liability company agreement of Antero Midstream, which will detail these rights, as an exhibit with a future amendment to the Registration Statement.

Principle and Selling Stockholders, page 127

Beneficial Ownership, page 127

23.          We note your response to comment 44 in our letter dated July 12, 2013. Please revise to indicate the person(s) having voting or investment power for Yorktown Energy Partners VIII, L.P. See Rule 13d-3 under the Exchange Act.

RESPONSE:

We acknowledge the Staff’s comment and have revised our disclosure to note the persons having voting or investment power for Yorktown Energy Partners VIII, L.P. Please see page 141.

Supplemental Information on Oil and Gas Producing Activities (Unaudited), page F-45

Oil and Gas Reserves, page F-46

24.          We re-issue prior comment 56 in our letter of July 12, 2013, in part, to clarify why you consider the changes resulting from the realization and execution of gas processing agreements for inclusion as extensions and discoveries rather than another change category such as revisions to previous estimates or improved recovery. Please formulate your response based on the definitions of the change categories as set forth in FASB ASC paragraph 932-235-50-5. Furthermore, please amend your disclosure of the explanation of the changes in your reserves here and elsewhere on pages 93 and 96, if applicable, to include separate disclosure of the net quantities of the reserves attributable to the effect of such gas processing agreements for the periods ending 2010, 2011 and 2012.

RESPONSE:

We acknowledge the Staff’s comment and note that a small portion of the Marcellus Shale NGL volume booked in 2011 was incorrectly recorded as an extension rather than a revision. Volumes booked in 2010, 2012 and 2013 were correctly reported. We have revised our disclosure where appropriate to reflect such revision. Please see page F-48.

Securities and Exchange Commission

Exhibits 99.1-99.6 and Exhibits 99.13-99.21

25.          We re-issue comment 60 in our letter of July 12, 2013, in part, as your response and revisions to the third party reports do not clarify the price reference, for example WTI spot price at Cushing, Oklahoma, for the oil and condensate benchmark prices used in the reserves report. Furthermore, we note that the oil and condensate prices disclosed in the reserves report do not present the unweighted average 12-month first-day-of-the-month benchmark price. Please obtain and file amended third party reports to disclose price reference, the unweighted benchmark prices and expand the disclosures to include an explanation for why the there is no difference between the unweighted benchmark price and the weighted-average price for oil and condensate used in the reports. Such clarification is required to fulfill the disclosure requirements as part of the economic assumptions per Item 1202(a)(8)(v) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have filed amended third-party reports with Amendment No. 2. These amended reports clarify that the WTI spot price at Cushing, Oklahoma is used as the reference for oil and condensate, and they present the unweighted average 12-month first-day-of-the-month benchmark price at that reference point. Because the amended third-party reports present the correct benchmark price, whereas our previous disclosure erroneously reflected the benchmark price less transportation and other costs, the unweighted benchmark price and the weighted-average price are no longer equivalent. Accordingly, we request the Staff’s concurrence in our belief that no further disclosure is required.

Exhibit 99.21

26.          Please obtain and file an amended third party report to disclose the proportion of the Company’s total possible reserves covered by the report as required by Item 1202(a)(8)(iii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have obtained and filed an amended third-party report to disclose the proportion of our total possible reserves covered by the report as required by Item 1202(a)(8)(iii) of Regulation S-K. Please see Exhibit 99.21.

Item 17. Undertakings, page II-7

27.          Please revise to provide the undertaking required by Item 512(a)(6) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and have included the undertaking required by Item 512(a)(6). Please see pages II-7 and II-8.

*              *              *              *              *

Securities and Exchange Commission

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Vinson & Elkins L.L.P. at (713) 758-4786.

Very truly yours,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Name:	Glen C. Warren, Jr.
Title:	President, Chief Financial Officer and Secretary

Enclosures

cc:           Angie Kim (Securities and Exchange Commission)

Shannon Buskirk (Securities and Exchange Commission)

Ethan Horowitz (Securities and Exchange Commission)

John Higdon (Securities and Exchange Commission)

W. Matthew Strock (Vinson & Elkins L.L.P.)

Matthew R. Pacey (Vinson & Elkins L.L.P.)

Ryan J. Maierson (Latham & Watkins LLP)

Alvyn A. Schopp (Antero Resources Corporation)